UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-36671

ATENTO S.A.
(Translation of Registrant’s name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg

Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
(Registrant)

Date: February 10, 2021

By: /s/ Carlos López-Abadía
Name: Carlos López-Abadía
Title: Chief Executive Officer

EXHIBITS

Exhibit 99.1

Press Release – “Supplemental Notice of Redemption” dated February 10, 2021

Exhibit 99.1

SUPPLEMENTAL NOTICE OF REDEMPTION

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE
ATTENTION

To the Holders of

ATENTO LUXCO 1
$500,000,000 6.125% SENIOR SECURED NOTES DUE 2022

	ISIN	CUSIP	COMMON CODE
Rule 144A:	US04684LAA61	04684LAA6	N/A
Reg S:	USL0427PAA41 USL0427PAB24	L0427PAA4 L0427PAB2	165970136

Further to the notice of conditional redemption (the “Notice of Redemption”) delivered by Atento Luxco 1 (the “Issuer”) to the Holders of its $500,000,000 aggregate principal amount of 6.125% Senior Notes due 2022 (the “Notes”), of the conditional redemption in full of the outstanding Notes (the “Redemption”) in accordance with paragraph 7(d) of the Notes and Section 5.7(d) of the indenture dated as of August 10, 2017 (the “Original Indenture”) by and among the Issuer, the guarantors party thereto, Wilmington Trust, National Association, as trustee (the “Trustee”), and Wilmington Trust (London) Limited, as collateral agent, as amended and supplemented by the first supplemental indenture (the “First Supplemental Indenture” and, together with the Original Indenture, the “Indenture”), dated as of September 5, 2017, among the Issuer, the Trustee and the additional guarantors party thereto, the Issuer hereby supplements the Notice of Redemption as follows. All capitalized terms used herein and not defined shall have the meanings assigned to such terms in the Indenture.

1.	The Issuer gives notice that the conditions set forth in paragraph 8 of the Notice of Redemption have been satisfied or waived and the Notes shall be deemed due and payable on the Redemption Date.
2.	The terms and conditions are otherwise affirmed in all respects.
3.	This supplemental notice of redemption is given on February 10, 2021.

Any questions regarding this supplemental notice of redemption should be directed to the Issuer at: 1, rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg.

By: Atento Luxco 1

*The ISIN, CUSIP and Common Code numbers are included solely for the convenience of the Holders. None of the Trustee, the Paying Agent or the Issuer shall be responsible for the selection or use of any ISIN, CUSIP and Common Codes numbers, nor is any representation made as to its correctness or accuracy in this notice of redemption or on any Note.